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                                July 7, 2023

       Nick Bhargava
       Chief Financial Officer
       Groundfloor Yield LLC
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: Groundfloor Yield
LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment
                                                            Filed June 26, 2023
                                                            File No. 024-11411

       Dear Nick Bhargava:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment to Form 1-A filed June 26, 2023

       Offering Circular Summary
       Interest Rate of Promissory Notes, page 7

   1. Section 6 of the Form of Promissory Note Purchase Agreement states that you are able to adjust the interest
rate payable on both new Notes and outstanding Notes held by
                                                        Investors. But in this
section of the offering statement, it is not clear that a change in interest rates will
result in a change to the rates of all outstanding Notes. If the Notes are variable rate notes,
please clarify this fact in this section and elsewhere in the offering circular and the Form
of Promissory Note Purchase Agreement.
   2. Section 6 of the Form of Promissory Note Purchase Agreement also states that updates to interest rates will be
communicated by Groundfloor Yield through your Mobile App and through the filing of a
supplement or post-qualification amendment to the Offering
 Nick Bhargava
Groundfloor Yield LLC
July 7, 2023
Page 2
         Statement, but the offering statement indicates that updates to interest rates will be communicated to investors through the Mobile App and the filing of a post-qualification amendment. Please clarify and conform your Form of Promissory Note Purchase
         Agreement to reflect that interest rate changes will be communicated via the Mobile App and a post-qualification amendment.
3. Finally, if the Notes are variable rate notes, as noted in both our April 19, 2023 letter
         (Comment No. 3) and our May 8, 2023 letter (Comment No. 2), Form 1-A requires that issuers specify the price of the securities being offered. This means that the interest rate payable on the note must be calculable by investors or determined by reference to a formula with publicly available inputs (for example, by reference to a benchmark). Your ability to change interest rates for the promissory notes is within your complete discretion and therefore lacks transparency that is present when a rate is calculable by investors or determined by reference to a formula with publicly available inputs. Please revise your pricing method for the promissory notes to comply with Regulation A. For additional guidance, please see Note 2 of Item 501(b)(3) from Regulation S-K. Groundfloor Yield Auto-Invest Program, page 9

4. Please revise your disclosure in this Section and throughout the offering circular to state that the notice provided to the investor prior to each scheduled auto-investment will contain, at a minimum, a hyperlink to the then-current offering statement.
5. Please clarify for investors (i) how the GFY AIP works if at any point you do not have
         space under Rule 251   s $75 million offering cap to continue to offer
and sell promissory
         notes to participants in the AIP; (ii) that no investment will occur if an investor does not respond to the notice provided in advance of the scheduled auto-investment; and (iii) the effect of a failure by an investor to respond in connection with one scheduled auto-
         investment on future scheduled auto-investment opportunities. Please make similar disclosures in the Form of Note Purchase Agreement.
6. Please revise the disclosure on page 9 and elsewhere that suggests that each Promissory
FirstName LastNameNick Bhargava
        Note will have a put right in light of the disclosure on page 7 stating
that    no Promissory
ComapanyNotesNameGroundfloor    Yield Notes
              other than Promissory    LLC with a term of thirty six (36)
months shall have a put
July 7, right
        2023 or be redeemable
              Page 2            by an Investor prior to the stated maturity
date.
FirstName LastName
 Nick Bhargava
FirstName   LastNameNick
Groundfloor   Yield LLC Bhargava
Comapany
July 7, 2023NameGroundfloor Yield LLC
July 7,3 2023 Page 3
Page
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Brian Korn, Esq.